Exhibit (e)(2)

CONFIDENTIAL

Ionis Pharmaceuticals, Inc.

2855 Gazelle Court

Carlsbad, CA 92010

July 17, 2020

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

Attention: Damien McDevitt, Ph.D., Chief Executive Officer

Dear Dr. McDevitt:

In connection with the evaluation, negotiation and consummation of a possible consensually negotiated business combination transaction (the “Transaction”) between Akcea Therapeutics, Inc., a Delaware corporation (“Akcea”), and Ionis Pharmaceuticals, Inc. a Delaware corporation (“Receiving Party”; Akcea and Receiving Party, each a “Party” and, together, the “Parties”) or any of their respective Affiliates (as defined below), Akcea and its Representatives (as defined below) may furnish Receiving Party and its Representatives certain information and materials concerning Akcea and its Affiliates that is proprietary, non-public or confidential. As a condition to such information and materials being furnished to Receiving Party or any of its Representatives, Receiving Party agrees to treat all Evaluation Material (as defined below) in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions hereinafter set forth.

1.    Evaluation Material. The term “Evaluation Material” shall be deemed to include all information and materials provided by Akcea or any of its Representatives to Receiving Party or any of its Representatives (regardless of whether obtained before, on or after the date of this letter agreement, whether in tangible form or disclosed orally or electronically and whether or not specifically labeled as “confidential” or “proprietary”). The term “Evaluation Material” shall also include all notes, analyses, compilations, studies, interpretations, memoranda, reports or other documents (regardless of the form thereof) prepared by Receiving Party or any of its Representatives to the extent the foregoing contain, reflect or are based upon, in whole or in part, any other Evaluation Material. Notwithstanding the foregoing, “Evaluation Material” shall not include information or materials that Receiving Party can demonstrate by competent proof (i) at the time of disclosure or thereafter is generally available to and known to the public other than as a result of an act or omission attributable to Receiving Party or any of its Representatives; (ii) is or was available to Receiving Party on a non-confidential basis from a source other than Akcea or any of its Representatives who is not prohibited from transmitting the information or materials to Receiving Party or any of its Representatives by any obligation to Akcea or any of its Representatives; or (iii) is or was independently developed by Receiving Party without use of or reliance upon any Evaluation Material.

“Representatives” of a Party shall mean the Party’s Affiliates, and the Party’s and its Affiliates’ respective directors, managers, officers, employees, attorneys, accountants, investment bankers, agents and other representatives. References in this letter agreement to (i) a “Person” shall be broadly construed to include the media and any individual, firm, corporation, entity, partnership, association or any other business organization or division thereof; and (ii) an “Affiliate” of a Person shall be to another Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified; provided, that for purposes of this letter agreement neither Party nor its subsidiaries shall be considered an Affiliate of the other Party or any of its subsidiaries.

2.    Disclosure and Use of Evaluation Material. Receiving Party shall not in any manner make Evaluation Material available to any Person, except for disclosures to Receiving Party’s Representatives to the extent such Representatives (i) “need to know” such Evaluation Material to evaluate the Transaction on Receiving Party’s behalf, and (ii) are informed by Receiving Party in advance of the confidential nature of the Evaluation Material and obligated to treat the Evaluation Material confidentially in accordance with the terms of this letter agreement. Receiving Party will be fully responsible for any action by any of its Representatives that is inconsistent with the terms of this letter agreement. Receiving Party and its Representatives shall use Evaluation Material only for and solely to the extent necessary to evaluate, negotiate and consummate the Transaction between the Parties. Receiving Party shall take measures reasonably necessary to protect the confidentiality of the Evaluation Material, including, without limitation, taking such precautions as Receiving Party takes to protect Receiving Party’s own confidential information.

3.    Ownership of Evaluation Material; No License. All proprietary and intellectual property rights held by Akcea in and to the Evaluation Material shall remain, as between the Parties and their respective Representatives, the sole and exclusive property of Akcea. No license, title, interest or right in or to the Evaluation Material is granted to Receiving Party or any of its Representatives under this letter agreement.

4.    Legally Required Disclosure. If Receiving Party or any of its Representatives are requested or required to disclose any Evaluation Material or Receiving Party, Akcea or any of their respective Representatives are requested or required to disclose any Protected Information (as defined below) pursuant to a subpoena, court order, civil investigative demand or similar judicial process or other oral or written request issued by a court of competent jurisdiction or by a domestic or foreign federal, state or local governmental or regulatory body, or by law or regulation (including stock exchange regulations), the Party who is requested or required to disclose any Evaluation Material or Protected Information (the “Disclosing Party”) shall (on behalf of itself or its Representatives), to the extent reasonably practicable and permitted by applicable law, provide the other Party with prompt written notice of any such request or requirement so that the other Party or any of its Representatives may seek an appropriate protective order or other appropriate remedy or waive compliance with the applicable provisions of this letter agreement. Upon the other Party’s request and at the other Party’s expense, the

Disclosing Party shall, to the extent reasonably practicable and permitted by applicable law, exercise its reasonable best efforts to cooperate with the other Party to seek such protective order or other remedy and to take legally available steps to resist or narrow the scope of such request or requirement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the other Party, the Disclosing Party or any of its Representatives are nonetheless, based on the advice of outside legal counsel, legally compelled to make any such disclosure, the Disclosing Party or its Representative, as the case may be, may disclose only that portion of the Evaluation Material or Protected Information, as the case may be, which the Disclosing Party or its Representatives, as the case may be, is, in the view of such counsel, legally required to disclose and will exercise reasonable best efforts to preserve the confidentiality of the Evaluation Material and Protected Information so disclosed, as the case may be, including, without limitation, by cooperating with the other Party to obtain reasonable assurance that confidential treatment will be accorded such Evaluation Material or Protected Information, as the case may be. In no event shall the Disclosing Party or any of its Representatives, with respect to any Evaluation Material or Protected Information, as the case may be, oppose an action by the other Party to obtain a protective order, motion to quash and/or other relief to prevent the production or disclosure of the Evaluation Material or Protected Information, as the case may be, or to obtain other reasonable assurance that confidential treatment will be afforded the information so disclosed.

5.    Return or Destruction of Materials. At any time upon the written request of Akcea for any reason, Receiving Party shall promptly and in any event within ten (10) business days, at Receiving Party’s election, deliver to Akcea or destroy, and cause its Representatives to deliver to Akcea or destroy, all written Evaluation Material, including documents, disks, copies and other materials to the extent containing, representing or derived from Evaluation Material (or any part thereof), which destruction shall include erasing or destroying all such information stored or running on computer memory or in any other data storage device (other than (i) Evaluation Material stored solely for back-up purposes on archival electronic storage and (ii) one copy of Evaluation Material retained by the office of the general counsel of Receiving Party to satisfy applicable legal and regulatory requirements, subject in each case to Receiving Party’s confidentiality and other obligations hereunder). An appropriate senior officer of Receiving Party shall certify in writing that all such Evaluation Material has been so returned or destroyed. Notwithstanding the return or destruction of Evaluation Material, Receiving Party and its Representatives will continue to be bound by their obligations of confidentiality and other obligations hereunder.

6.    Nondisclosure of the Transaction. Without the prior written consent of the other Party, each Party will not, and will direct and cause its Representatives not to, disclose to any Person (i) that Evaluation Material exists or has been made available, (ii) that this letter agreement has been signed, (iii) that any investigation, discussion or negotiations may be, are or have been taking place concerning the Transaction, (iv) the content or substance of any such investigation, discussion or negotiations or (v) the terms, conditions or other facts with respect to the Transaction, including the status thereof. All information as to which disclosure by the applicable Party is restricted by this paragraph 6, the “Protected Information”.

7.    Representations and Warranties; Transaction Process. Except as otherwise may be provided by a definitive written agreement executed and delivered by the Parties, if any, Receiving Party (i) acknowledges that neither Akcea nor any of Akcea’s Representatives makes any representation or warranty, either express or implied, as to the accuracy, completeness or scope of any Evaluation Material in connection with the Transaction, (ii) agrees that neither Receiving Party nor any of Receiving Party’s Representatives is entitled to rely on the accuracy, completeness or scope of any Evaluation Material in connection with the Transaction, (iii) agrees that neither Akcea nor any of Akcea’s Representatives shall have any liability to Receiving Party or any of Receiving Party’s Representatives in connection with the Transaction resulting from Receiving Party or any of Receiving Party’s Representatives’ use or non-use of the Evaluation Material or any errors therein or omissions therefrom, regardless of any decision made in reliance on the Evaluation Material, and that neither Receiving Party or its Representatives will make any claims whatsoever against such Persons in connection with the Transaction, (iv) acknowledges that neither Akcea nor any of Akcea’s Representatives is under any obligation to make available any Evaluation Material to Receiving Party or any of Receiving Party’s Representatives in connection with the Transaction, (v) acknowledges that Akcea expressly disclaims any duty to update or supplement any Evaluation Material provided under this letter agreement in connection with the Transaction regardless of the circumstances, and (vi) acknowledges and agrees that Akcea reserves the right, in its sole discretion, to change the procedures relating to Akcea’s consideration of a Transaction at any time without prior notice to Receiving Party or any other Person. With respect to Evaluation Material in connection with the Transaction, only the representations and warranties of Akcea or any of its Representatives that are made in a definitive written agreement for the Transaction, when, as, and if it is executed and delivered, and subject to such limitations and restrictions as may be specified therein, shall have any legal effect.

8.    Definitive Agreement. Unless a definitive written agreement regarding the Transaction between Akcea and Receiving Party has been executed and delivered by each of them (or their respective Affiliates, as applicable), neither Receiving Party, Akcea, nor any of their respective Affiliates shall be under any legal obligation of any kind whatsoever with respect to the Transaction by virtue of this letter agreement, except to the extent provided herein.

9.    Securities Laws. Each Party acknowledges that it is aware (and that its Representatives who are apprised of the Transaction have been or will be advised) of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any Person who has received material, nonpublic information from the issuer of such securities and on the communication of such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities in reliance upon such information.

10.    Permitted Contacts. All (i) communications regarding the Transaction, (ii) communications regarding employment following the Transaction, and (iii) discussions or questions regarding procedures with respect to the Transaction, in each case to the extent such communications are directed or addressed to Akcea, shall be submitted or directed exclusively to Christopher Comeau at 617-951-7809 or christopher.comeau@ropesgray.com; Zachary Blume at 617-951-7663 or zachary.blume@ropesgray.com; or the lead bankers at any financial advisor hired by the special committee of the Board of Directors of Akcea that is evaluating the Transaction. All requests for additional information in connection with the evaluation, negotiation and consummation of the Transaction (and excluding information shared in the ordinary course of business and for purposes unrelated to the Transaction) shall initially be submitted or directed exclusively to the foregoing Representatives of Akcea, who shall promptly identify Akcea employees who may be contacted by Receiving Party and its Representatives to respond to such requests for additional information. Other than in the ordinary course of business and unrelated to the Transaction, without the prior written consent of Akcea, Receiving Party shall not, and shall instruct its Representatives not to, directly or indirectly, initiate or maintain contact with any officer, director, employee, customer or supplier of Akcea regarding its business, assets, operations, prospects or finances in connection with its evaluation, negotiation and consummation of the Transaction. Upon the execution and delivery of a definitive written agreement between the Parties providing for the Transaction, this paragraph 10 shall cease to be of further force or effect.

11.    Remedies; Severability; Waiver. Each Party agrees that the other Party would be irreparably injured by a breach of this letter agreement by such Party or any of its Representatives, that monetary remedies would be inadequate to the other Party against any actual or threatened breach of this letter agreement by such Party or by any of its Representatives, and, without prejudice to any other rights and remedies otherwise available to the other Party, the other Party shall be entitled to equitable relief, including injunctive relief and specific performance in its favor without proof of actual damages. Such Party agrees to waive, and to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy. If any term or provision of this letter agreement, or any application thereof or any circumstances, shall, to any extent for any reason, be held to be invalid or unenforceable, the remainder of this letter agreement, or the application of such term or provision to circumstances other than those to which it is held invalid or unenforceable, shall not be affected thereby and shall be construed as if such invalid or unenforceable provision had never been contained herein and each term and provision of this letter agreement shall be valid and enforceable to the fullest extent permitted by applicable law. No failure or delay by any Person in exercising any right or remedy hereunder shall operate as a waiver thereof, and a waiver of a particular right or remedy on one occasion shall not be deemed a waiver of any other right or remedy, or a waiver on any subsequent occasion.

12.    Notices. All notices hereunder to a Party shall be deemed given if in writing and delivered, if sent by courier, electronic mail or by registered or certified mail (return receipt requested) to the Party at its address (or at such other address as shall be specified by like notice) set forth on the signature page(s) to this letter agreement. Any notice given by delivery, mail (including electronic mail) or courier shall be effective when received.

13.    Miscellaneous. The Parties acknowledge and agree that (i) a portion of the Evaluation Material comprises information that is subject to confidentiality and non- disclosure obligations and/or use restrictions (the “Existing Confidential Information”) pursuant to (a) the Akcea Therapeutics, Inc. Amended and Restated Investor Rights Agreement, dated March 14, 2018, (b) the Development, Commercialization and License Agreement between Ionis Pharmaceuticals, Inc. and Akcea Therapeutics, Inc., dated December 18, 2015, (c) the Development, Commercialization, Collaboration and License Agreement between Ionis Pharmaceuticals, Inc. and Akcea Therapeutics, Inc., dated March 14, 2018, and/or (d) the Amended and Restated Services Agreement between Ionis Pharmaceuticals, Inc. and Akcea Therapeutics, Inc., dated March 14, 2018 (collectively, in each case as the same may be amended, the “Existing Confidentiality Agreements”), and (ii) solely in connection with Receiving Party’s evaluation, negotiation and consummation of the Transaction, the Existing Confidential Information will be subject to the confidentiality and non-disclosure obligations and/or use restrictions under this letter agreement, which will (solely in connection with Receiving Party’s evaluation, negotiation and consummation of the Transaction) supersede the confidentiality and non- disclosure obligations and/or use restrictions under the Existing Confidentiality Agreements. This letter agreement contains the entire agreement between both Parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements or understandings with respect to the subject matter hereof (it being acknowledged and agreed that the confidentiality and non-disclosure obligations and use restrictions contained in the Existing Confidentiality Agreements remain in full force and effect with respect to Existing Confidential Information for all purposes other than solely in connection with Receiving Party’s evaluation, negotiation and consummation of the Transaction, and will survive the termination of this letter agreement). No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon either Party, unless approved in writing by each of Akcea and Receiving Party.

The obligations under this letter agreement shall terminate on the third anniversary after the date of this letter agreement.

The validity and interpretation of this letter agreement, and all controversies arising from or relating to performance under this letter agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles to the extent such conflicts of laws principles would result in the application of the laws of another jurisdiction. In the event of any dispute arising out of or relating to this letter agreement, the Parties consent to the exclusive jurisdiction of the Delaware Court of Chancery, including any appellate courts therefrom, for the purposes of resolving said dispute. EACH PARTY AND EACH OF ITS REPRESENTATIVES BOUND TO THE TERMS HEREOF HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHTS

TO A JURY TRIAL IN RESPECT OF ANY CLAIM OR CAUSE OF ACTION IN ANY COURT IN ANY JURISDICTION BASED UPON OR ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT. THE FOREGOING WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS LETTER AGREEMENT. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same agreement. Signatures to this letter agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter of this letter agreement.

Very truly yours,

Ionis Pharmaceuticals, Inc.

By:	/s/ Patrick O’Neil
Name:	Patrick O’Neil
Titl e:	EYP, LegaJ and General Counsel

Address for Notices:

lonis Pharmaceuticals, Inc.
2855 Gazelle Court
Carlsbad, CA 92010
Attention: Patrick O’Neil
E-mail:	poneil@i onisph.com

CONFIRMED AND AGREED as of the date first written above

Akcea Therapeutics, lnc.

By:
Name:
Titl e:

Address for Notices:

Akcea Therapeutics, Inc. 22 Boston Wharf Road, 9th Floor
Boston, MA 0221 0
Carlsbad , CA 92010
Attention:	Joshua F. Patterson
E-mail:	jpatterson@akceatx.com

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter of this letter agreement.

Very truly yours,

Ionis Pharmaceuticals, Inc.

By:
Name:	Patrick O’Neil
Title:	EVP, Legal and General Counsel

Address for Notices:

Ionis Pharmaceuticals, Inc.
2855 Gazelle Court
Carlsbad, CA 92010
Attention:	Patrick O’Neil
E-mail:	poneil@ionisph.com

CONFIRMED AND AGREED as of the date first written above

Akcea Therapeutics, Inc.

By:	/s/ Joshua F. Patterson
Name:	Joshua F. Patterson
Title:	General Counsel

Address for Notices:

Akcea Therapeutics, Inc. 22 Boston Wharf Road, 9th Floor
Boston, MA 02210
Carlsbad, CA 92010
Attention:	Joshua F. Patterson
E-mail:	jpatterson@akceatx.com